WOUND MANAGEMENT TECHNOLOGIES, INC.
16633 Dallas Parkway, Suite 250
Addison, TX 75001

July 1, 2014

Mary Beth Breslin
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:         Wound Management Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 6, 2014
File No. 000-11808

Dear Ms. Breslin:

On behalf of Wound Management Technologies, Inc. (the “Company”), this letter responds to your comment letter dated June 25, 2014.  The Company’s answers are set forth below under your numbered comments. We have filed an amendment to the above-referenced Preliminary Proxy Statement on Schedule 14A in conjunction with our filing of this correspondence.

Charter Amendment, page 17

1. Please revise to indicate the reason(s) why you are seeking to increase the number of authorized shares of common stock from 100 million shares to 250 million shares. Also expand this section to indicate, as of the most recent date practicable:

●	the number of outstanding shares of common stock and preferred stock;

●	the number of authorized shares of common stock and preferred stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements; and

●	the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the proposed increase in authorized shares.

Response: We have revised the referenced section to indicate the reasons for the increase in authorized shares, and expanded it to provide for inclusion of the share data described in the bullet points above.

2. Please expand your disclosure to discuss the possible anti-takeover effects of the proposed increase in authorized shares. In doing so, please discuss any other provisions of your governing documents that may have material anti-takeover consequences. Also disclose whether the increase in the number of common shares is the result of or in response to any accumulation of stock or threatened takeover. Refer to Exchange Act Release No. 34-15230 (October 13, 1978).

Response: We have revised the referenced section, expanding the disclosure to discuss possible anti-takeover effects of the proposed increase in authorized shares, as well as other provisions of the Company’s governing documents that may have material anti-takeover consequences. We have also included a confirmation that the increase is not being sought as a response to any accumulation or threatened takeover.

Reverse Split, page 17

3.           Please revise this section to disclose (1) how any fractional shares resulting from the proposed reverse split will be treated, and (2) the “certain risks associated with” the reverse split that you mention in the last sentence on this page.

Response: We have revised the referenced section to describe the treatment of fractional shares and certain risks associated with the reverse split.

4.           We note your statement on page 18 that the sole purpose of the proposed reverse split is to meet the minimum listing requirements of the NASDAQ Capital Market. Please revise to disclose the relevant minimum listing requirements and how the proposed reverse split would address those requirements.

Response: We have revised the referenced section to describe the relevant minimum listing requirements and how the reverse split might allow the Company’s common stock to meet such requirements.

Company Acknowledgements

The Company acknowledges that

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Michael Laussade at (214) 953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Darren E. Stine
Darren E. Stine
Chief Financial Officer

cc:           Michael Laussade
Jackson Walker L.L.P.